ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

05009077

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH. D.C. 190 SECTION

June 13, 2005

SUPPL

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS

1. Information which the Issuer has made or is required to make public since November, 2004 (date of most recent submission) pursuant to the laws of Canada:

a. news releases	immediately	Issuer
i. May 20, 2005		
ii. May 31, 2005		
b. unaudited interim financial statements together with Management Discussion and Analysis and Certificates of Chief Executive Officer and Chief Financial Officer:	within 45 days from the day to which it is made up	Issuer
i. March 31, 2005		

PROCESSED
JUN 20 2005
THOMSON FINANCIAL

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. N/A		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. item 1(b)(i) above		

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per: 

Michael Kennedy

MK/jgs
Enclosures

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS
MEDICAL™

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**


RECEIVED
PROCESSING
SECTION

BIOMS MEDICAL ANNOUNCES ITS INTENTION TO INCREASE ITS NORMAL COURSE ISSUER BID

Edmonton, Alberta, May 20, 2005 - BioMS Medical Corp (TSX: MS) a leading developer in the treatment of multiple sclerosis, announced today that it is increasing the number of Class A common shares which may be purchased under its normal course issuer bid from 200,000 shares to 1,000,000 shares, which represents approximately 1.9% of the 51,859,466 issued and outstanding Class A common shares as of August 12, 2004 and approximately 1.6% of the 63,366,766 issued and outstanding Class A common shares as of the date hereof.

The bid is being conducted pursuant to the rules of the Toronto Stock Exchange ("TSX") and the price at which the Company will purchase its shares will be the market price thereof at the time of acquisition. Any common shares acquired by the Company will be cancelled. Since the commencement of the bid on August 15, 2004, the Company has purchased 167,000 Class A common shares at an average price of $3.01 per share under the bid. The bid expires on August 14, 2005.

"BioMS Medical has a strong cash position and the Board believes that the market price of the common shares may not fully reflect the value of the Company's business and its future business prospects," said Clifford Giese, Chairman of BioMS Medical. "As a result, the Board has concluded that the purchase and cancellation of the common shares may represent an appropriate and desirable use of the Company's funds and provide market stability."

About BioMS Medical Corp.
BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's lead drug, MBP8298, is a patented technology for the treatment of multiple sclerosis and is currently in a pivotal Phase II/III clinical trial. The Company anticipates initiating a Phase I clinical trial for HYC750, a therapeutic designed to mobilize stem cells and neutrophils for the treatment of cancer therapy related side-effects, later this year. BioMS also has an equity interest in BioCyDex, a private company developing technology for the delivery of drugs into cells.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future

events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Equicom Group
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Renmark Financial
Phone: 514-939-3989
bmire@renmarkfinancial.com

Tony Hesby
VP Corporate Affairs
BioMS Medical Corp.
Phone: 780-413-7152
Tony.hesby@biomsmedical.com

Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.



FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BIOMS MEDICAL ANNOUNCES U.K. LEAD INVESTIGATOR FOR MS TRIAL

Edmonton, Alberta, May 31, 2005 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), is pleased to announce Dr. Carolyn Young, Consultant Neurologist at the Walton Centre for Neurology and Neurosurgery, Liverpool, and honorary senior lecturer at the University of Liverpool, as the United Kingdom lead investigator for the Company's pivotal Phase II/III clinical trial of its lead drug MBP8298 for the treatment of secondary progressive multiple sclerosis.

"A therapeutic trial for people with secondary progressive MS is important because paradoxically, this very common form of the disease has few treatment options" said Dr. Young. "The scientific data from this study will deepen our understanding of autoimmune responses in MS, which are believed to underpin the disease process."

Dr. Young, MD, FRCP, graduated from the University of Bristol with MBChB with honours and a first class honours anatomy degree through intercalation. After post graduate training in Birmingham and Liverpool she was appointed consultant neurologist at the Walton Centre for Neurology and Neurosurgery in 1992. She started the MS service there in 1993 and has acted as principal or chief investigator for more than 20 trials in MS therapies.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Form 52-109FT2 – Certification of Interim Filings

I, KEVIN GIESE, President and Chief Executive Officer of BioMS Medical Corp., certify that:

4. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BioMS Medical Corp. (the issuer) for the interim period ending March 31, 2005;

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 11, 2005

"Kevin Giese"
Signed

Name: Kevin Giese
Title President and Chief Executive Officer

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

Form 52-109FT2 – Certification of Interim Filings

I, DON KIMAK, Chief Financial Officer of BioMS Medical Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BioMS Medical Corp. (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 11, 2005

"Don Kimak"
_Signed________________________________
Name: Don Kimak
Title Chief Financial Officer

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS MEDICAL CORP.
(A Development Stage Corporation)
(Unaudited)
Interim Consolidated Financial Statements
For the Three Months Ended
March 31, 2005

BIOMS MEDICAL CORP.
(A Development Stage Corporation)

(Unaudited)

Interim Consolidated Balance Sheet

March 31, 2005

	March 31, 2005	December 31, 2004
ASSETS		
Current Assets		
Cash	**$ 37,784,381**	$ 12,385,258
Short-term investments	**12,269,126**	2,000,342
Accounts receivable	**219,894**	234,709
Prepaid expenses	**579,384**	438,229
	50,852,785	15,058,538
Investment (Note 3)	**200,000**	189,057
Licensing costs (Note 4)	**11,429,648**	11,797,583
Property and equipment (Note 5)	**194,459**	203,487
	$ 62,676,892	$ 27,248,665
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	**$ 614,124**	$ 1,138,999
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	**97,388,369**	59,092,732
Contributed surplus (Note 6)	**708,118**	613,095
Deficit	**(36,033,719)**	(33,596,161)
	62,062,768	26,109,666
	$ 62,676,892	$ 27,248,665

Commitments (Note 11)

Approved on behalf of the Board

"Kevin Giese"
Signed
Director

"Laine Woollard"
Signed
Director

BIOMS MEDICAL CORP.
(A Development Stage Corporation)

(Unaudited)

Interim Consolidated Statement of Operations

For the Three Months Ended March 31, 2005

	Cumulative From Inception to March 31, 2005	For the Three Months Ended March 31, **2005**	2004
Revenue			
Interest income	**$ 2,359,585**	**$ 91,624**	$ 90,585
Expenses			
Research and development (Note 7)	**20,926,028**	**1,050,614**	3,368,811
General and administrative (Note 8)	**10,717,136**	**1,073,578**	779,835
Amortization of licensing costs	**6,235,638**	**367,935**	367,936
Amortization of property and equipment	**88,186**	**14,133**	8,442
	37,966,988	**2,506,260**	4,525,024
Net loss	**$ 35,607,403**	**$ 2,414,636**	$ 4,434,439
Loss per common share - basic (Note 9)		**$ 0.05**	$ 0.09

BIOMS MEDICAL CORP.
(A Development Stage Corporation)

(Unaudited)

Interim Consolidated Statement of Deficit

For the Three Months Ended March 31, 2005

	Cumulative From Inception to March 31, 2005	For the Three Months Ended March 31,	
		2005	2004
Balance, beginning of period	**$ ---**	**$ 33,596,161**	$20,791,317
Net loss	**35,607,403**	**2,414,636**	4,434,439
Excess of repurchase price of common shares over stated capital (Note 6)	**426,316**	**22,922**	29,050
Balance, end of period	**$ 36,033,719**	**$ 36,033,719**	$25,254,806

BIOMS MEDICAL CORP.
(A Development Stage Corporation)

(Unaudited)

Interim Consolidated Statement of Cash Flows

For the Three Months Ended March 31, 2005

	Cumulative From Inception to March 31, 2005	For the Three Months Ended March 31, 2005	2004
Cash provided by (used in):			
Operating Activities			
Net loss	$ (35,607,403)	$ (2,414,636)	$ (4,434,439)
Items not involving cash:			
Stock-based compensation	708,118	95,023	—
Amortization of licensing costs	6,235,638	367,935	367,936
Amortization of property and equipment	88,186	14,133	8,442
Net change in non-cash working capital balances related to operations (Note 10)	(199,311)	(651,215)	630,186
	(28,774,772)	(2,588,760)	(3,427,875)
Investing Activities			
Investment funds advanced	(200,000)	(10,943)	—
Purchase of property and equipment	(282,645)	(5,105)	(3,903)
Licensing costs	(6,467,434)	—	—
Purchase of short-term investments	(12,269,126)	(10,268,784)	—
	(19,219,205)	(10,284,832)	(3,903)
Financing Activities			
Repurchase of share capital (Note 6)	(649,811)	(35,580)	(45,320)
Share issue costs	(5,513,923)	(3,310,205)	(976,101)
Net proceeds from issuance of share capital (Note 6)	91,942,092	41,618,500	9,386,833
	85,778,358	38,272,715	8,365,412
Increase in cash	37,784,381	25,399,123	4,933,634
Cash and cash equivalents, beginning of year	---	12,385,258	18,948,634
Cash and cash equivalents, end of year	$ 37,784,381	$ 37,784,381	$ 23,882,268
Cash and cash equivalents consists of:			
Bank and trust accounts	$ (133,463)	$ (133,463)	$ (55,195)
Interest bearing deposits and securities	37,917,844	37,917,844	23,937,463
	$ 37,784,381	$ 37,784,381	$ 23,882,268

---

1. **Nature of Business**

BioMS Medical Corp. (the "Corporation") is incorporated in Alberta under the Alberta Business Corporations Act and is a development stage corporation. It has obtained exclusive world wide license to a new medical technology for the treatment of Multiple Sclerosis and to a new medical technology for mobilizing hematopoetic cells in humans.

2. **Basis of Presentation**

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim consolidated financial statements and do not include all of the disclosures found in the Corporation's annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2004. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Corporation's year end audited financial statements of December 31, 2004.

3. **Investment**

The Corporation has a 30% interest in a private company that is accounted for at cost. Under the terms of the agreement, the Corporation has an option to purchase up to a total of 50% interest. This option expires on December 31, 2005. The fair value of the investment at March 31, 2005 is not readily determinable.

4. **Licensing Costs**

	March 31, 2005			December 31, 2004
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$17,665,286**	**$ 6,235,638**	**$11,429,648**	$11,797,583

5. Property and Equipment

	March 31, 2005			December 31, 2004
	Cost	**Accumulated Amortization**	**Net**	Net
Furniture and equipment	**$ 15,441**	**$ 2,624**	**$ 12,817**	$ 13,589
Computer equipment and software	**136,340**	**53,022**	**83,318**	85,585
Leasehold improvements	**130,864**	**32,540**	**98,324**	104,313
	$ 282,645	**$ 88,186**	**$ 194,459**	$ 203,487

6. Share Capital

Authorized:
Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

	Common Shares Issued and Outstanding		Contributed
	Shares	Amount	Surplus
Balance, December 31, 1999		$	$
Common shares issued for cash	2,900,000	460,000	
Share issue costs		(76,610)	
Balance, December 31, 2000	2,900,000	383,390	
Reverse takeover by BioMS Technology Corp.	38,431,289	30,104,917	
Issued for cash on exercise of stock options	3,266,630	9,070,490	
Common shares issued for cash	3,300,000	8,250,000	
Share issue costs		(971,065)	
Balance, December 31, 2001	47,897,919	46,837,732	
Issued for cash on exercise of purchase warrants	658,752	2,635,008	
Private placement issued for cash	150,000	615,000	
Issued for cash on exercise of employee stock options	3,000	8,911	
Share issue costs		(15,375)	

6. **Share Capital** (Continued)

	Common Shares Issued and Outstanding		Contributed
	Shares	Amount	Surplus
Balance, December 31, 2002	48,709,671	50,081,276	
Issued for cash on exercise of share purchase warrants	330,000	825,000	
Repurchase pursuant to normal course issuer bid	(52,200)	(53,766)	
contributed surplus			403,928
Balance, December 31, 2003	48,987,471	50,852,510	403,928
Private placement issued for cash	2,844,495	9,386,833	
Issued for cash on exercise of employee stock options	126,000	52,900	
Repurchase pursuant to normal course issuer bid	(137,300)	(157,071)	
Share issue costs		(1,042,440)	
Contributed surplus			209,167
Balance, December 31, 2004	51,820,666	59,092,732	613,095
Private placement issued for cash	11,500,000	41,400,000	
Issued for cash on exercise of employee stock options	10,000	29,700	
Issued for cash on exercise of share purchase warrants	47,200	188,800	
Repurchase pursuant to normal course issuer bid	(11,100)	(12,658)	
Share issue costs		(3,310,205)	
Contributed surplus			95,023
Balance, March 31, 2005	63,366,766	$ 97,388,369	$ 708,118

Shares Issued

In relation to the short form prospectus offering dated March 14, 2005, 10,000,000 units of the Corporation were issued at a price of $3.60 per unit to raise gross proceeds of $36,000,000. The Corporation also used their over-allotment option and issued another 1,500,000 units at a price of $3.60 per unit to raise gross proceeds of $5,400,000. The total proceeds from this short form prospectus offering was $41,400,000 Each unit consisted of one Class A common share of the Corporation and one share purchase warrant entitling the holder to purchase one Class A common share at a price of $5.00 per share on or before March 23, 2009.

6. **Share Capital** (Continued)

Normal Course Issuer Bid

On August 7, 2003, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 500,000 class A common shares during the period of August 15, 2003 to August 14, 2004 at the market price at the time of the repurchase. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid will be cancelled by BioMS Medical Corp. Pursuant to the Normal Course Issuer Bid, the Corporation acquired 125,900 of its common shares at an average price of $3.26 per share. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

On August 12, 2004, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 200,000 Class A common shares during the period of August 15, 2004 to August 14, 2005 at the market price at the time of the repurchase. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid will be cancelled by BioMS Medical Corp. Pursuant to the Normal Course Issuer Bid, the Corporation acquired 74,700 of its common shares at an average price of $3.20 per share. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

Incentive Stock Option Plan

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the Corporation. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At March 31, 2005, 4,000,000 common shares were reserved for stock options, of which 3,730,000 options have been granted under this plan. The remaining 1,278,000 options were issued prior to the establishment of the stock option plan.

	March 31, 2005		March 31, 2004	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	**4,040,500**	**$ 3.20**	2,911,500	$ 3.20
Granted	**967,500**	**3.30**	—	—
Exercised	**(10,000)**	**2.97**	—	—
Outstanding, end of period	**4,998,000**	**3.35**	2,911,500	3.20

6. **Share Capital** (Continued)

Range of Exercise Prices:

Range of Exercise Prices		Options Outstanding: Number of Options	Options Outstanding: Weighted Average Exercise Price	Options Outstanding: Weighted Average Remaining Contractual Life (years)	Options Exercisable: Number of Options	Options Exercisable: Weighted Average Exercise Price
$0.20		**43,500**	**$ 0.20**	**0.8**	**43,500**	**$ 0.20**
$2.50 to	$2.99	**1,072,000**	**2.58**	**1.4**	**1,072,000**	**2.58**
$3.08 to	$3.50	**2,477,500**	**3.35**	**9.4**	**2,430,700**	**3.36**
$3.65		**60,000**	**3.65**	**8.0**	**60,000**	**3.65**
$4.00 to	$4.50	**1,315,000**	**4.00**	**7.6**	**1,315,000**	**4.00**
$5.75		**30,000**	**5.75**	**1.6**	**30,000**	**5.75**
		4,998,000	**3.35**	**7.1**	**4,951,200**	**3.35**

2,830,000 options are issued to directors and 2,168,000 options are issued to employees and consultants.

Stock-Based Compensation Expenses

As the Corporation is following the fair value method of accounting for stock options, compensation expense of $95,023 has been recorded for the three months ended March 31, 2005 (2004 - $nil).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Corporation used the Black Scholes option valuation model to estimate the fair value of the options for the three months ended March 31, 2005 using the following weighted average assumptions:

	2005	2004
Dividend yield	**0.0**	0.0
Risk-free interest rate	**3.5%**	---
Weighted average expected life of options	**72 mos.**	---
Volatility	**0.22**	---

6. **Share Capital** (Continued)

Warrants

The Corporation has issued warrants as follows:

	Weighted Average Number of Warrants	Subscription Price
December 31, 2004		
Outstanding, beginning of year	1,815,000	$ 4.00
Issued during the year	1,422,248	4.00
Outstanding, end of year	3,237,248	
March 31, 2005		
Issued during the period	11,500,000	5.00
Exercised during the period	(47,200)	4.00
Outstanding, end of period	14,690,048	

Effective September 30, 2003, the exercise price of warrants to purchase up to 1,815,000 common shares was reduced from $5.80 per share to $4.00 per share and the expiry date was extended from October 22, 2003 to October 22, 2004. Effective October 21, 2004, the expiry date was extended from October 22, 2004 to October 22, 2005.

The warrants issued under the prospectus dated January 12, 2004 have an exercise price of $4.30. The exercise price was reduced December 23, 2004 to 4.00 per share and the expiry date was extended from March 17, 2005 to October 22, 2005. Each whole warrant entitles the holder to purchase one Class A common share on or before October 22, 2005. The warrants have an estimated fair value of $290,575 and have been included as part of share capital.

The warrants issued under the prospectus dated March 14, 2005 have an exercise price of $5.00 per share. Each warrant entitles the holder to purchase one Class A common share on or before March 23, 2009. The warrants have an estimated fair value of $4,669,848 and have been included as part of share capital.

Pro Forma Disclosure

For stock-based awards granted prior to January 1, 2003, revised CICA Section 3870 requires the disclosure of pro forma loss and loss per share information as if the Corporation had accounted for employee stock options under the fair value method. The pro forma disclosure relating to options granted prior to January 1, 2003 have been calculated based on the following weighted average assumptions: risk-free interest rate - 5.0%; expected life of options - six years; expected volatility - 26.6%.

6. **Share Capital** (Continued)

Expected dividend yield - 0%, is as follows:

	March 31, 2005	March 31, 2004
Loss for the period	**$ 2,414,636**	$ 4,434,439
Compensation expense	**142,512**	142,512
Pro forma loss for the year	**$ 2,557,148**	$ 4,576,951
Pro forma loss per share	**$ 0.05**	$ 0.09

7. **Research and Development Expenses**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

8. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

9. **Loss Per Share**

Loss per share has been allocated on the weighted average number of common shares outstanding for the period of 52,847,263 (March 31, 2004 - 49,056,994).

The effect of potential exercise of options and warrants is anti-dilutive at March 31, 2005 and March 31, 2004 and is therefore not presented.

---

10. **Net Change in Non Cash Working Capital Balances**

	March 31, 2005	March 31, 2004
Accounts receivable	**$ 14,815**	$ 32,418
Prepaid expenses	**(141,155)**	(105,743)
Accounts payable	**(524,875)**	703,511
	$ (651,215)	$ 630,186

11. **Commitments**

The Corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

The Corporation has also entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives and royalties on an escalating scale based on net sales of the licensed product.

12. **Financial Instruments**

Financial instruments of the Corporation consist mainly of cash, short-term investments, amounts receivable, investment, accounts payable and accrued liabilities. As at March 31, 2005 and December 31, 2004, there are no significant differences between the carrying amounts of these items and their estimated fair values.

13. **Related Party Transactions**

The Corporation paid management and administration amounts of $162,500 (2004 - $172,500) and office rent in the amount of $30,000 (2004 - $22,950) to companies controlled by directors and officers of the Corporation.

Director's fees have been paid in the amount of $18,179 (2004 - $30,322).

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14. **Interest Rate Risk**

    The Corporation has reduced its exposure to interest rate risk by holding short-term deposits.

15. **Credit Risk**

    The Corporation has no exposure to credit risk as no sales have yet occurred.

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For The Three Months Ended March 31, 2005

This Management's Discussion and Analysis of Financial Condition and Results of Operations for BioMS Medical Corp. as of May 9, 2005 should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes. The Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

BioMS Medical Corp. ("BioMS" or the "Corporation") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. The Corporation has received approval from Health Canada as well as regulatory authorities in the United Kingdom to conduct a Phase II/III pivotal clinical trial on MBP8298. The Corporation has also licensed a new technology, HYC750, involving a method for mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials.

BioMS Medical Corp. has purchased an interest in BioCyDex Inc. BioCyDex is a private company that is developing a unique proprietary drug delivery technology to deliver both existing and novel antiviral and chemotherapeutic compounds directly into cells, with the potential to greatly enhance their effectiveness. The company is additionally developing technology for the delivery and imaging of genes in cells, to be used as part of gene therapy treatments.

To fund its operations, the Corporation relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Corporation trade on the Toronto Stock Exchange (TSX) under the symbol, MS.

Recent Developments

On March 23, 2005 the Corporation completed the closing of a prospectus filing. The offering resulted in the issuance of 11,500,000 units of the Corporation at a price of $3.60 per unit to raise gross proceeds of $41,400,000. Each unit consisted of one Class A common share of the Corporation and one share purchase warrant. Each whole warrant entitled the holder to purchase one Class A common share for a period of four years from closing of the offering at a price of $5.00 per share.

During the quarter the Corporation continued the initiation of clinical trial sites and the enrollment of patients in the MBP8298 pivotal clinical trial. The first patient was dosed in January 2005. The Corporation anticipates that there will ultimately be 30 trial sites in as many as four countries participating in the trial.

Three Year Review

Financial Information for the last three years ended December 31, 2004.

	2004	2003	2002
Revenue	$388,570	$789,897	$542,593
Expenses	$12,895,804	$8,430,424	$8,345,640
Net Loss	($12,507,234)	($7,640,527)	($7,803,047)
Loss per common share	($0.24)	($0.16)	($0.16)
Total Assets	$27,248,665	$32,673,701	$38,807,517

Discussion of Operations and Financial Condition

The consolidated net loss of the Corporation for the three months ended March 31, 2005 was $2.4 million or $0.05 per share compared with a consolidated net loss of $4.4 million or $0.09 per share for the previous year. The decrease in the loss was the result of a reduction in the amount expended on research and development in the quarter.

Revenue

The revenue of the Corporation consisted entirely of interest earned on funds invested. Interest revenue was $91,624 for the three month period ended March 31, 2005, as compared to $90,585 for the previous year. The Corporation expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of cash reserves invested.

Expenses

Total consolidated expenses for the three months ended March 31, 2005 were $2,506,260 as compared with $4,525,024 in the previous year. During the quarter expenses related to the Corporation's direct research and development efforts accounted for $1,050,614 or 42% of all expenses as compared with $3,368,811 or 75% in 2004.

Research and development

Research and development expenditures for the three months ended March 31, 2005 totaled $1,050,614 compared with $3,368,811 in 2004. The decrease in costs was the result of the completion of the preparation work for the pivotal clinical trial on MBP8298 and the actual commencement of the trial.

General and administration

General and administration expenditures increased to $1,073,578 for the three months ended March 31, 2005 as compared to $779,835 in the period ended March 31, 2004. General and administration costs represented approximately 42% of total gross expenses for the Company in 2005 compared with approximately 17% in 2004. General and administration costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Corporation.

Eight Quarter Review

Financial Information – Quarterly
(In dollars, except for (loss) per share)

	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005
Revenue	198,084	173,220	195,460	90,585	112,681	98,950	86,354	91,624
Research and development	1,273,497	801,035	1,713,430	3,368,811	995,454	1,065,846	1,852,438	1,050,614
General and administrative	755,956	635,691	851,900	779,835	883,939	1,056,190	1,377,896	1,073,578
Amortization of licensing costs	367,934	367,936	368,816	367,936	367,935	367,936	367,935	367,935
Amortization of property and equipment	3,821	2,812	8,131	8,442	8,677	12,701	13,833	14,133
Net Loss	2,203,124	1,634,254	2,746,817	4,434,439	2,143,324	2,403,723	3,525,748	2,414,636
Loss per common share - basic	(0.05)	(0.03)	(0.06)	(0.09)	(0.04)	(0.05)	(0.07)	(0.05)

BioMS Medical Corp. is a development stage company, with its primary focus being the development and commercialization of a medical treatment for multiple sclerosis. As such, the Corporation's focus is not on earnings (loss) per share, but rather that the Corporation has adequate financial resources to fund the research and development programs it conducts. As discussed more fully in the liquidity section of this document, the Corporation believes it currently has adequate resources to fund the expected costs of the next clinical trials in Canada.

The quarterly results of the Corporation have fluctuated primarily as a result of the various projects being conducted.

Liquidity and Solvency

As at March 31, 2005 cash and short-term investments totaled $50,053,507 as compared to $14,385,600 at December 31, 2004.

At March 31, 2005, the Corporation had working capital of $50 million as compared to $14 million at December 31, 2004. The current working capital is sufficient for the Corporation to meet its on going obligations.

During the quarter the Corporation strengthened its cash position by the issuance of 11,500,000 units at a price of $3.60 per unit resulting in net proceeds of $38,412,000. Each unit consisted of one Class A common share and one share purchase warrant. Each whole warrant entitled the holder to purchase one Class A common share for a period of four years from closing of the offering at a price of $5.00 per share.

During the quarter the Corporation repurchased by way of a Normal Course Issuer Bid 11,100 shares of the company at a cost of $35,580.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Corporation invests its cash reserves in liquid, high-grade interest bearing securities.

The Corporation used $2,588,760 cash in operating activities for the three months ended March 31, 2005 as compared to $3,427,875 in the three months ended March 31, 2004.

Outlook

BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of multiple sclerosis has received regulatory approval and is available for commercial production. The company has sufficient cash to cover the expected costs of the Phase II/III clinical trials in Canada and the United Kingdom for MBP8298 for the next 3 years and the Phase I clinical trial for HYC750 in Canada. BioMS will need to approach the equity markets for additional funding to complete the trials. The Corporation's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Corporation's operations involve certain risks and uncertainties that are inherent to the Corporation's industry. The most significant known risks and uncertainties faced by the Corporation are described below.

Licenses and Patents. The Corporation's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Corporation will bring any competitive advantage to the Corporation, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Corporation's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Corporation's products, that they will not imitate the Corporation's products or that they will not circumvent licenses and patents granted to the Corporation.

Clinical Studies. The Corporation has commenced a Phase II/III pivotal clinical trial for its multiple sclerosis product, MBP8298. This study requires considerable resources from the Corporation. The clinical trial requires the recruitment of patients. There are no assurances that the Corporation will be able to recruit the required number of patients with the main selection criteria in the time frame that is necessary to complete the trials. Obtaining positive and conclusive results from this study is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Corporation's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Corporation must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. There is no assurance that these clinical trials will receive regulatory approval to be conducted. There is no assurance that the trials will provide a positive outcome. The Corporation's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Corporation's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Corporation and the parties responsible for drug reimbursement, may select other treatments than those offered by the Corporation.

Competition. The Corporation is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Corporation's. Many of these organizations have marketing capabilities superior to the Corporation's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Corporation will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Corporation to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Corporation to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Corporation's products. Loss of services from a large part of this group or the inability of the Corporation to attract highly qualified personnel could compromise the Corporation's growth.

Volatility of Share Price. The market price of the Corporation's shares is subject to volatility. General market conditions as well as differences between the Corporation's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Corporation's shares.

Harbor Statement. The matters discussed in this interim report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this interim report, as well as for other reasons, actual results could differ materially.

Management's Responsibility for Financial Reporting

The management of BioMS Medical Corp. has prepared the financial statements and all of the information in this interim report, and is responsible for the integrity and fairness of the data presented. The accounting policies followed in the preparation of these financial statements conform with Canadian generally accepted accounting principles, which recognize the necessity of relying on Management's judgment and best estimates. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial information presented throughout this annual report is consistent with that in the financial statements.

To fulfill its responsibility and to ensure integrity of financial reporting, Management maintains a system of internal accounting controls. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors oversees management's preparation of financial statements and financial control operations. The audit Committee meets separately with Management and the Company's independent auditors, Collins Barrow, to review the financial statements and recommend approval by the Board of Directors.

"Kevin Giese"
Signed
President and Chief Executive Officer

"Don Kimak"
Signed
Chief Financial Officer

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer:
   BioMS Medical Corp.

Selling security holder

2. Your name:
   The Governors of the University of Alberta
3. The offices or positions you hold in the reporting issuer:
   None
4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?
   No
5. Number and class of securities of the reporting issuer you beneficially own:
   18,123,225 Class A Common Shares

Distribution

6. Number and class of securities you propose to sell:
   500,000 Class A Common Shares
7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.
   The shares will be sold on the Toronto Stock Exchange

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date: **May 5, 2005**

The Governors of the University of Alberta
Your name (Selling security holder)


....

Your signature (or if a company, the signature of your authorized signatory)

Ronald Frederick Ritter
Name of your authorized signatory

INSTRUCTION:
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Legal Registries
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